UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

VETERINARY PET INSURANCE COMPANY

(Name of Subject Company (Issuer))

SCOTTSDALE INSURANCE COMPANY

(Names of Filing Person (Offeror))

Common stock, par value $0.18 per share

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Peter W. Harper

Vice President of Finance and Treasurer

Scottsdale Insurance Company

8877 N. Gainey Center Drive

Scottsdale, Arizona 85258

480-365-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1) $29,382,780	Amount of Filing Fee(2) $1,154.74

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.18 per share, of Veterinary Pet Insurance Company, not owned by Scottsdale Insurance Company, at a purchase price of $13.80 per share, net to the seller in cash. As of March 31, 2008, 5,785,743 shares of Veterinary Pet Insurance Company common stock were outstanding, of which 3,743,556 shares were owned by the offerer, Scottsdale Insurance Company, plus 87,000 options for shares of common stock were outstanding, exercisable at prices under the offer price. As a result, this calculation assumes the purchase of 2,129,187 shares of Veterinary Pet Insurance Company common stock.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930, and was previously paid in connection with the initial filing of the Schedule TO on May 1, 2008.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,154.74	Filing Party:	Scottsdale Insurance Company
Form or Registration No.:	Schedule TO	Date Filed:	May 1, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2008, as amended and supplemented on June 2, 2008, by Scottsdale Insurance Company, an Ohio corporation (“SIC”). The Schedule TO relates to the offer by SIC to purchase all of the issued and outstanding shares of common stock, par value $0.18 per share (the “Shares”), of Veterinary Pet Insurance Company, a California corporation (“VPI”), at a purchase price of $13.80 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). This Amendment is the final amendment to the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

The information in the Offer to Purchase is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The subsequent offering period for the Offer expired at 5:00 p.m., New York City time, on June 12, 2008. SIC has accepted for payment in accordance with the terms of the Offer, all Shares that were validly tendered prior to expiration of the subsequent offering period. The Depositary for the Offer has advised SIC that, as of the expiration of the subsequent offering period, a total of approximately 46,000 Shares were validly tendered to SIC during the subsequent offering period. All Shares that were validly tendered during the subsequent offering period have been accepted for purchase. A total of approximately 1,927,594 Shares have been validly tendered to and accepted by SIC during the initial offering period and the subsequent offering period. SIC now owns approximately 98% of the outstanding Shares of VPI stock.

SIC intends to effect a merger of VPI with and into a subsidiary of SIC as a “short-form merger” under California law, meaning a merger without a vote of VPI’s remaining shareholders. At the effective time of the merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by SIC or by a shareholder who demands and perfects the right for appraisal of such Shares in accordance with the applicable provisions of the California General Corporation Law) will be converted into the right to receive $13.80 net in cash without interest and less any required withholding taxes. Following the merger, VPI will immediately become a wholly-owned subsidiary of SIC.

On June 13, 2008, SIC issued a letter to all past VPI shareholders who tendered and all present VPI shareholders announcing the results of the subsequent offering period and intent to effectuate a “short-form merger.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(iii) SIC letter to all past VPI shareholders who tendered and all present VPI shareholders regarding the results of the subsequent offering period and intent to effectuate a short-form merger.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SCOTTSDALE INSURANCE COMPANY

By:	/S/ PETER W. HARPER
Peter W. Harper, Vice President of Finance and Treasurer

Dated: June 13, 2008